                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   448774 10 9
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [X] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 448774 10 9                                          Page 2 of 8 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only).

      Trust under Paragraph V of the Will of Frank R. Seaver, Deceased
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [ ]
      (b) [ ]

--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      The trust is governed by the laws of the State of California.
--------------------------------------------------------------------------------
                      5     Sole Voting Power
                            none
     Number of        ----------------------------------------------------------
Shares Beneficially   6     Shared Voting Power
     Owned by               none
  Each Reporting      ----------------------------------------------------------
      Person          7     Sole Dispositive Power
       with:                none
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                            none
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      none
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)

      0.0%
--------------------------------------------------------------------------------
12    Type of Reporting Person (See Instructions)

      OO
--------------------------------------------------------------------------------

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CUSIP NO. 448774 10 9                                          Page 3 of 8 Pages

1     Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only).

      Bank of America, N.A.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group

      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
     3        SEC Use Only

--------------------------------------------------------------------------------
4     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                      5     Sole Voting Power
     Number of              none
Shares Beneficially   ----------------------------------------------------------
     Owned by         6     Shared Voting Power
  Each Reporting            none
      Person          ----------------------------------------------------------
       with:          7     Sole Dispositive Power
                            none
                      ----------------------------------------------------------
                      8     Shared Dispositive Power
                            none
--------------------------------------------------------------------------------
9     Aggregate Amount Beneficially Owned by Each Reporting Person

      none
--------------------------------------------------------------------------------
10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11    Percent of Class Represented by Amount in Row (9)

      0.0%
--------------------------------------------------------------------------------
12    Type of Reporting Person (See Instructions)

      BK
--------------------------------------------------------------------------------

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CUSIP NO. 448774 10 9                                          Page 4 of 8 Pages

ITEM 1.

   Item 1(a)   Name of Issuer:                Hydril Company

   Item 1(b)   Address of Issuer's            3300 North Sam Houston Parkway
               Principal Executive Offices:   East Houston, Texas  77032-3411

ITEM 2.

   Item 2(a)   Name of Person Filing:         Trust under Paragraph V of the
                                              Will of Frank R. Seaver, Deceased

   Item 2(b)   Address of Principal           c/o Bank of America
               Business Office:               2049 Century Park East, Suite 200
                                              Los Angeles, CA 90067

   Item 2(c)   Citizenship:                   The trust is governed by the laws
                                              of the State of California.

   Item 2(d)   Title of Class Securities:     Common Stock

   Item 2(e)   CUSIP Number:                  448774 10 9

   Item 2(a)   Name of Person Filing:         Bank of America, N.A.

   Item 2(b)   Address of Principal           2049 Century Park East, Suite 200
               Business Office:               Los Angeles, CA 90067

   Item 2(c)   Citizenship:                   Delaware

   Item 2(d)   Title of Class of Securities:  Common Stock

   Item 2(e)   CUSIP Number:                  448774 10 9
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CUSIP NO. 448774 10 9                                          Page 5 of 8 Pages

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a)  [ ]      Broker or dealer registered under section 15 of
                                the Act (15 U.S.C. 78o).

                  (b)  [ ]      Bank as defined in section 3(a)(6) of the Act
                                (15 U.S.C. 78c).

                  (c)  [ ]      Insurance Company as defined in section 3(a)(19)
                                of the Act (15 U.S.C. 78c).

                  (d)  [ ]      Investment Company registered under section 8 of
                                the Investment Company Act of 1940 (15 U.S.C.
                                80a-8).

                  (e)  [ ]      An investment adviser in accordance with Section
                                240.13d-1(b)(1)(ii)(E).

                  (f)  [ ]      An employee benefit plan or endowment
                                fund in accordance with Section
                                240.13d-1(b)(1)(ii)(F).

                  (g)  [ ]      A parent holding company or control person in
                                accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h)  [ ]      A savings association as defined in section 3(b)
                                of the Federal Deposit Insurance Act
                                (12 U.S.C. 1813).

                  (i) [ ] A church plan that is excluded from the definati -on of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j) [ ]       Group, in accordance with Section 240.13d-1(b)
                                (1)(ii)(J).

ITEM 4.  Ownership

      For the Trust under Paragraph V of the Will of Frank R. Seaver, Deceased:
      Such trust may have previously been deemed to beneficially own shares of class B common stock of Hydril Company, the remainder of which it disposed of during the year ended December 31, 2004. As of December 31, 2004, such trust did not hold any shares of class B common stock or common stock of Hydril Company. The beneficiaries of such trust are various educational and religious institutions and individuals.

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CUSIP NO. 448774 10 9                                          Page 6 of 8 Pages

      (a) Amount Beneficially Owned: none

      (b) Percent of Class: 0.0%

      (c) Number of shares to which such person has:

        (i) Sole power to vote or direct the vote: none                    none

        (ii) Shared power to vote or direct the vote: none                 none

        (iii) Sole power to dispose or to direct the disposition of:       none

        (iv)  Shared power to dispose or to direct the disposition of:     none

      For Bank of America, N.A.: The bank may have previously been deemed to beneficially own (1) shares of class B common stock of Hydril Company held by the bank as one of three trustees of a trust created under Paragraph V of the Will of Frank R. Seaver, Deceased, of which the beneficiaries are various educational and religious institutions and individuals, and (2) shares of class B common stock held by the bank as one of three trustees of another trust, of which Bank of America, N.A. is not a beneficiary. Both such trusts disposed of the remainder of such shares during the year ended December 31, 2004. As of December 31, 2004, neither trust held any shares of class B common stock or common stock of Hydril Company.

      (a) Amount Beneficially Owned: none

      (b) Percent of Class: 0.0%

      (c) Number of shares to which such person has:

        (i) Sole power to vote or direct the vote: none                    none

        (ii) Shared power to vote or direct the vote: none                 none

        (iii) Sole power to dispose or to direct the disposition of:       none

        (iv) Shared power to dispose or to direct the disposition of:      none

ITEM 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[X]

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CUSIP NO. 448774 10 9                                          Page 7 of 8 Pages

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable

ITEM 9.  Notice of Dissolution of Group

         Not Applicable

ITEM 10. Certification

         Not Applicable

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CUSIP NO. 448774 10 9                                          Page 8 of 8 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

                                        BLANCHE EBERT SEAVER, RICHARD
                                        C. SEAVER AND R. CARLTON SEAVER,
                                        as co-trustees of the Trust Established
                                        under Paragraph V of the Will of Frank
                                        R. Seaver, Deceased

                                        Bank of America, N.A., Co-Trustee

                                        By: /s/ Robert J. Kitzman
                                            ------------------------------------
                                        Name:  Robert J. Kitzman
                                        Title: Vice President

                                        By:  /s/ Richard C. Seaver
                                             -----------------------------------
                                        Name:  Richard C. Seaver
                                        Title: Co-Trustee

                                        By:  /s/ R. Carlton Seaver
                                             -----------------------------------
                                        Name:  R. Carlton Seaver
                                        Title: Co-Trustee

                                        BANK OF AMERICA, N.A.

                                        By:  /s/ Robert J. Kitzman
                                             -----------------------------------
                                        Name:  Robert J. Kitzman
                                        Title: Vice President

                                                                       EXHIBIT 1

                                INDEX TO EXHIBITS

Exhibit
Number   Description
-------  -----------
      1  Joint filing agreement
